November 22, 2010

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Justin T. Dobbie
Division of Corporate Finance

Re:	Rainbow Coral Corp. ("the Company")
Amendment No. 3 to Registration Statement on Form S-1/A
File No. 333-169554
Filed ___________, 2010

Dear Mr. Dobbie:

In response to your letter of November 16, 2010 addressed to the Company with your comments on the Company's Registration Statement on Form S-1/A, filed November 1, 2010 we herewith transmit the Company’s Third Amended Registration Statement on Form S-1 in response.  .  Below, for your ease of reference, are our responses to your comments, which are numbered in a corresponding manner.  For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.  Finally,

Business Summary, page 5.

1.
We note your response to prior comment 5. Please explain in greater detail why you believe you will be able to advance your business and attract more financing with the proceeds of this offering. Given the limited amount of funds that will remain after deducting offering expenses, please discuss the specific actions you will take and expenditures you will make in order to attract such financing. To the extent there is a minimum amount of funds you think you need to position yourself to acquire this financing, please disclose.

Securities and Exchange Commission
12/3/2010

RESPONSE:

We concur with the Staff and have elaborated on potential actions to attract financing by inserting the text below:

Through the funds earmarked as administrative expenses (see USE OF PROCEEDS section below), we intend to seek potential investors from the investment community.   We intend to advance our business whether at a 30%, 50%, 75% or 100% level of financing. We believe we will able to present our plans and goals to the investment community, friends, family, and industry members via e-mail, telephone, mail, and networking. However, if the company sells less than 30% of this Offering and we are unable to secure the additional financing, we will not be able to effectively conduct the product development and marketing activities necessary to move the Company forward.  Under those circumstances, the investors will likely lose their entire investment

(See also our response to Comment 3 below).

Risk Factors, page 7.

Risks Related to our Financial Condition, page 10.

2.	Please add a risk factor disclosing the risks to you associated with the current economic downturn and its impact on your particular industry and business.

RESPONSE:

We concur with the Staff and have revised the prospectus on page 10 to correct the date of the audit report from September 23 to September 8

Use of Proceeds, page 14.

3.
Please revise the disclosure following the use of proceeds table to address specifically what you mean by “Product Development”, “Marketing” and “Administrative Expenses,” including a clear and concise discussion of the actions you intend to take in each such category and the expected costs associated therewith. Please also quantify the estimated costs associated with your continuous disclosure obligations.

RESPONSE:

We concur with the Staff and have revised the prospectus to reflect explanations of the various expenses by inserting the text below:

Offering Expenses

Offering Expenses are the accounting, legal, printing (Edgarizing) and Transfer Agent fees costs associated with conducting this offering.

Product Development

We intend to conduct an investigation to determine the Coral products (Soft, Hard, Anemones) that are most appropriate for and compatible with farming and harvesting.  The level of effort in this investigation increases as the offering proceeds increase.  We would begin preliminary Coral product acquisition only when at least 75% of the offering is sold.

Securities and Exchange Commission
12/3/2010

Marketing
Our marketing will include surveying Local Fish Stores (LFSs) to determine needs and wants of retailers and customers; the more offering proceeds received, the greater number of LFSs surveyed.  In addition developing a website presence would be accomplished as we approach selling 100% of the offering.

Administration
Administration expenses include costs associated with activities to obtain additional financing as discussed in the "Plan of Operations" in the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section elsewhere in this Prospectus.  Such activities include telephone calls, mailings of this prospectus, and preparation of a Powerpoint-type presentation.  Administration expenses also includes the legal, accounting and Edgarizing expenses associated with the continuous disclosure requirements of the SEC (e.g., required quarterly (Form 10-Q) and annual (Form 10-K) reporting). The SEC disclosure requirements are our highest priority.  However, if the company sells less than 30% of this Offering and we are unable to secure the additional financing discussed above, we will not be able to effectively conduct the product development and marketing activities necessary to move the Company forward.  Under those circumstances, the investors will likely lose their entire investment.

4.
Please revise the last paragraph of this section to include a statement, if true, that you will be unable to pursue your business plan if you sell less than 30% of the securities you are offering and your investors will likely lose their entire investment.

RESPONSE:

We concur with the Staff and have revised the prospectus to reflect the fact that the investors are likely to lose their entire investment if we raise less than 30%.

Characteristics and Make Up of Target Market, page 22.

5.	The last paragraph of this section appears to be copies from the referenced website. Please delete or advise.

RESPONSE:

We concur with the Staff and have revised the prospectus to delete this paragraph.

Brand Recognition and Characteristics, page 22.

6.	The comparison of your development stage business to Coca Cola and Chevrolet does not appear to be appropriate. Please revise or advise.

RESPONSE:

We concur with the Staff and have revised this paragraph removing any reference to Coca Cola and Chevrolet.

Securities and Exchange Commission
12/3/2010

Management’s Discussion and Analysis, page 24

Plan of Operations, page 25.

7.	We note your response to prior comment 13 and reissue. Please reconcile the estimated budgets for Phase One and Phase Two disclosed on page 11 with your disclosures on pages 25-27.

RESPONSE:

We concur with the Staff and have reconciled the estimated budgets for Phase One and Phase Two disclosed on page 11 with our disclosures on pages 25-27.

We trust that you will find the foregoing responsive to the comments of the Staff.  Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at (941) 723-7564, facsimile 941.531.4935, or e-mail at diane@harrisonlawpa.com.

Sincerely,

/s/ DIANE J. HARRISON
Diane J. Harrison, Esq.

Enclosure(s):

1.	Rainbow Coral Corp’s Form S-1/A-3 Registration Statement